Corporate Contact                                  European Contact
Betty Ann Kram                                     Bernhard Schweizer/Sara Koch
Director of Corporate Communications               c-matrix group ag
and Investor Relations                             +41 (0) 41.769.80.40
+1.315.434.1122                                    inficon@cmatrix.ch
BettyAnn.Kram@inficon.com


North American Contact
Jody Burfening/Kathy Price
Lippert/Heilshorn & Associates, Inc.
+1.212.838.3777
jbs@lhai.com



                 INFICON DIVESTS ULTRA CLEAN PROCESSING BUSINESS

Syracuse, New York/Zurich, Switzerland -- October 16, 2003 -- INFICON Holding AG (SWX Swiss Exchange and NASDAQ: IFCN) has completed the divestiture of its ultra clean processing business unit in a management buyout. Further details of the transaction will be disclosed with the INFICON third quarter 2003 earnings results on October 28, 2003.

"We decided earlier this year to divest the ultra clean processing business unit to further sharpen the INFICON long-term strategy. It is an excellent business, however this action supports our focus on our core competencies in the front-end of the semiconductor manufacturing process," said James Brissenden, president and chief executive officer.

INFICON is a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and advanced process control software for the semiconductor and related industries and other industrial applications. These analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media and precision optics. INFICON also provides essential instrumentation for gas leak detection and toxic chemical analysis to the air conditioning/refrigeration, emergency response and industrial hygiene markets. Headquartered in Syracuse, New York, INFICON has world-class manufacturing facilities in the United States and Europe and worldwide offices in the U.S., China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom. For more information about INFICON and its products, please visit the Company's website at www.inficon.com.

This press release and oral statements or other written statements made, or to be made, by us contain forward-looking statements that do not relate solely to historical or current facts. Forward looking statements can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan", "continue", "resumes", "opportunity," "potential", or "guidance". These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in the Company's Annual Report on Form 20-F for fiscal 2002 and the Company's reports on Form 6-K filed with the Securities and Exchange Commission during 2003. As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.